Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Petróleo Brasileiro S.A.—Petrobras

We consent to the incorporation by reference in the registration statements (No. 333-206660 and 333-206660-01) on Form F-3 of Petróleo Brasileiro S.A. – Petrobras and Petrobras Global Finance B.V, respectively, of our report dated March 14, 2018, with respect to the consolidated statement of financial position of Petróleo Brasileiro S.A. – Petrobras as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively, the “consolidated financial statements”), and the effectiveness of internal control over financial reporting as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 20-F of Petróleo Brasileiro S.A.—Petrobras.

/s/ KPMG Auditores Independentes

Rio de Janeiro, RJ

April 18, 2018